Exhibit 99.1

Marlton Wayne, L.P.

222 West Merchandise Mart Plaza, 1212

Chicago, Illinois 60654

Tel: (312) 204-7288

July 22, 2019

Via Overnight Courier

The Board of Directors

Parks! America, Inc.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via Personal Service

Parks! America, Inc.

c/o Nevada Agency and Transfer Company, its registered agent

50 West Liberty Street, Suite 880

Reno, Nevada 89501

RE: Demand to Inspect Books and Records

To: PARKS! AMERICA, INC.

I, James C. Elbaor, am the sole member of Marlton, LLC, which is the general partner of Marlton Wayne GP, LP, which is the general partner of Marlton Wayne, LP. Marlton Wayne, LP, is a stockholder of more than five percent of the outstanding shares of Parks! America, Inc. (“PRKA” or “Company”), a Nevada corporation with its principal office in Pine Mountain, Georgia.

Pursuant to PRKA’s Bylaws, NRS Chapter 78, and other applicable law (including the common law), I hereby demand that PRKA allow me to inspect and copy the following PRKA books and records on July 29, 2019:

1.	The minutes of all stockholders, Board, and Committee meetings, and records of all actions taken by the stockholders, the Board, or a Committee without a meeting. To be clear, this includes the minutes of the Audit Committee;

2.	All financial statements for the past three (3) years;

3.	All written communications made to the stockholders within the last three (3) years;

4.	A register of names and business addresses of each stockholder, director, and officer;

5.	The last three (3) annual reports; and

6.	The stock transfer books of the Company, as described in the Bylaws, Section 2.7.

In addition the foregoing records, Marlton also demands to inspect the following:

7.	All Company’s accounting records, from the time it retained Tama, Budaj & Raab, P.C., as its independent auditor to the present;

8.	All records concerning the use, selection, and/or retention of Tama, Budaj & Raab, P.C., as the Company’s independent auditor;

9.	All communications with and documents provided to and/or received from Tama, Budaj & Raab, P.C., in connection with its audits of the Company’s financial statements; and

10.	The Audit Committee Charter.

The purpose of this demand is to permit me to review the requested records for lawful purposes reasonably related to Marlton’s interest as a PRKA stockholder. I have not demanded the inspection for a purpose that is in the interest of a business or object other than the business of the Company; nor have I demanded the inspection for any purpose not related to Marlton’s interest in PRKA as a stockholder. I have not at any time sold or offered for sale any list of stockholders of any domestic or foreign corporation or aided or abetted any person in procuring any such record of stockholders for any such purpose. I have instead demanded the inspection for a purpose reasonably related to Marlton’s interests as a stockholder of PRKA. I have enclosed my affidavit attesting to the foregoing.

That said, under the Bylaws, Sections 10.1 and 10.2(a), Marlton has an absolute right to inspect and copy, during regular business hours at the Company’s principal office, the records identified by #s 1–6, above. Stated differently, I do not need to identify any purpose for the inspection of records #s 1–6 that is related to Marlton’s interests as a PRKA stockholder, so long as I give written notice of inspection at least five business days before the date of inspection. This letter constitutes timely demand. Nevertheless, I describe the purpose, including for the records identified by #s 7–10.

PRKA’s value, as whole, and the value of my shares, derivatively, have been compromised by the directors’ decision to use Tama, Budaj & Raab, P.C., as the Company’s independent auditor. The PCAOB issued a Report on Tama. That Report revealed that Tama had one public company client at the time: PRKA. Given the one client, the Report examined Tama’s audit of PRKA.

A careful look at the PCAOB Report (,which I enclose for your reference,) highlights several disturbing facts about Tama’s inability to conduct a proper audit, which, in turn, raises serious questions about the integrity of the Company’s financial statements and the directors’ fulfillment of their fiduciary duties. I am entitled to investigate both the value of Marlton’s shares and director mismanagement in relation to these issues.

The Report established that, at the time Tama issued its audit report, Tama had not obtained sufficient appropriate evidence or reasonable assurance to support its opinion that PRKA’s financial statements were free of material misstatements. In particular, Tama’s audit failed to perform sufficient procedures to test journal entries and expenses in response to the risks of management override of controls, which directly violated PCAOB auditing standards (AS 2301.13; AS 2401.61; and AS 2810.03-04). Worse, the Report highlights that Tama’s auditing failures could also relate to violations of other applicable provisions of the auditing standards, including those concerning due professional care, responses to risk assessments, and audit evidence (AS 1015.02 and .05-.09; AS 1105.04; AS 2301.03, .05, and .07-.08).

In sum, the Report determined that Tama’s auditing failures were serious and that Tama’s audit opinion should not have been issued.

Despite the PCAOB’s findings in November 2018, PRKA continued to use Tama to issue its annual report and associated financial statements filed with the SEC in December 2018. PRKA’s decisions, at the very least, raise serious questions about the integrity of the Company’s financial statements and the Company’s value and the derivative value of Marlton’s shares.

They also raise serious questions about the functioning of the Company’s Audit Committee, on which the following directors sit: Dale Van Voorhis (also CEO), Charles Kohnen, and Jeffery Lococo (also Secretary). As Audit Committee members, these individuals are directly responsible for overseeing the Company’s internal controls, audits, and independent auditor. They have failed in all these respects.

Accordingly, Marlton has invoked its rights to inspect the Company’s books and records, as demanded in this letter.

Marlton also invokes its rights under the Bylaws, Section 10.3(b), to obtain copies of the demanded records in electronic form, if available. Marlton agrees to pay for the reasonable costs of labor and materials used to produce the copies; please forward an estimated cost of producing or reproducing the records, as the charges may not exceed the estimate.

I have designated Marlton’s attorney, Ballard Spahr LLP, and its employees, representatives, agents, and other persons designated by it to conduct the requested inspection. Enclosed is a Power of Attorney appointing such persons as Marlton’s attorney-in-fact.

I demand that PRKA provide Marlton the demanded records by July 29, 2019, which is at least five (5) business days from the date of this demand by forwarding copies of the records to:

Maria A. Gall, Esq.

Ballard Spahr LLP

1980 Festival Plaza Drive, Suite 900

Las Vegas, Nevada 89138

(702) 868-7535

gallm@ballardspahr.com

[Remainder Of Page Left Intentionally Blank]

Marlton reserves all its rights to enforce this demand and seek its damages should you choose not to comply and deny Marlton its stockholder rights. If you have any questions about this demand, you may contact my attorney at the above phone number and/or email.

Sincerely,

 /s/ James C. Elbaor

James C. Elbaor

Enclosures

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